Alpha Architect ETF Trust
213 Foxcroft Road
Broomall, PA 19008

February 2, 2016

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Alpha Architect ETF Trust (the “Trust”)

Dear Ms. Fettig:

This correspondence responds to comments we received from you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 8, 2016 with respect to the Trust’s most recent filings on Forms N-CSR, N-Q and N-SAR (collectively, the “Filings”). For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(3)	the Trust may not assert this action as an affirmative defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.
In the Trust’s filing on Form N-SAR for the fiscal year ended September 30, 2015, the independent registered public accounting firm’s control letter was not signed.  Please file an amended Form N-SAR with the executed letter as an exhibit.

Response:	The amended Form N-SAR with the executed letter was filed with the Commission on January 25, 2016 (Accession No. 0001325358-16-001266).

Comment 2.
The Trust’s filing on Form N-Q for the quarter ended June 30, 2015 was signed by the Trust’s Chief Compliance Officer and Secretary. Please file an amended Form N-Q signed by the Trust’s principal executive and principal financial officers.

Response:	The amended Form N-Q executed by the Trust’s principal executive and principal financial officers was filed with the Commission on January 26, 2016 (Accession No. 0000894189-16-007072).

Comment 3.
The Schedule of Investments dated September 30, 2015 indicates that 50% of the assets of the ValueShares International Quantitative Value ETF were invested in companies in Japan. Please confirm whether the fund has a policy to concentrate its investments in Japan, and please supplement the fund’s registration statement with appropriate disclosure accordingly.

Response:
The Registrant confirms that it does not have a policy requiring or prohibiting the concentration of investment assets in any particular country or geographic region. The Registrant also notes that disclosure regarding investments in Japanese securities is included in the Trust’s prospectus dated January 31, 2016, which was filed with the Commission on January 28, 2016 (Accession No. 0000894189-16-007184).

Comment 4.
The Statement of Assets and Liabilities dated September 30, 2015 appears to be missing the par value (if any) for shares of the Trust in the line beginning “Shares Outstanding….” Please correct this for future filings.

Response:	The Registrants confirms that the above-referenced line item will read “Shares Outstanding (unlimited shares of beneficial interest authorized, no par value)” in future filings.

Comment 5.
Please explain whether the reference to the Trust being “an open-end management investment company” in Note 1 to the Trust’s financial statements dated September 30, 2015 complies with Condition A-2 of the Trust’s exemptive relief from the Commission (the “Order”).

Response:
Condition A-2 to the Order prohibits advertising or marketing any series of the Trust as an “open-end investment company” or a “mutual fund.” The Trust’s financial statements, including the notes thereto, are not advertising or marketing materials. Additionally, the Trust’s exemptive application specifically acknowledges that the Trust will be classified and registered as an open-end management investment company and that the Trust may refer to itself as such to the extent required in its registration statement.  The Trust notes that Form N-1A requires that the registration statement include financial statements for the Trust (typically incorporated by reference to the annual report), and that such financial statements are required to accurately describe the organizational structure of the registrant (i.e., for the Trust, that it is an open-end management investment company”). For the foregoing reasons, the Registrant believes that the reference to the Trust being “an open-end management investment company” in Note 1 to the Trust’s financial statements complies with the Order.

Comment 6.	In the future, please consider disclosing in Note 1 to the financial statements that each series of the Trust is a non-diversified series.

Response:	The Registrant will add the requested disclosure in future filings.

Comment 7.
In the future, with respect to Note 2B to the Trust’s financial statements dated September 30, 2015, please disclose whether the Trust isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. See AICPA, Audit and Accounting Guide—Investment Companies § 7.224 at 261–62 (May 1, 2015).

Response:
In the future, the Registrant will add disclosure that the Trust does isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Comment 8.
In the future, please update the table regarding the Trust’s Trustees to include their address, length of term, number of portfolios overseen, and any other directorships held during the past five years, as required by Item 27(b)(5) to Form N-1A.

Response:	The Registrant will add the requested disclosure in future filings.

Comment 9.	In the future, please add the narrative required by Instruction 3 to Item 27(b)(7)(iv) of Form N-1A to the disclosure regarding the frequency of distribution of premiums and discounts.

Response:	The Registrant will add the requested disclosure in future filings.

Comment 10.
In the future, please modify the narrative accompanying the expense examples to state that investors may pay brokerage commissions on their purchases and sales of ETF shares, which are not reflected in the example, as required by Instruction 1(e)(i) to Item 27(d)(1) of Form N-1A.

Response:	The Registrant will make the requested modification in future filings.

Comment 11.
With respect to the footnotes to the expense example, please modify the first footnote in future filings to specify the actual number of days in the applicable period. Please also confirm whether the last two footnotes were included by mistake, as they appear to relate to the Trust’s semi-annual report.

Response:	The Registrant will make the requested modification in future filings and confirms that the last two footnotes were unintentionally included and will be removed for future annual report filings.

Comment 12.	Under “Information About Proxy Voting,” please correct the period reference to be the twelve months ending “June 30.”

Response:	The Registrant will make the requested change in future filings.

Comment 13.	With respect to Item 4 of Form N-CSR, please provide additional details in the future regarding the services received for the tax fees.

Response:
The following disclosure will be included in future filings: “'Tax services' refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning, including review of the registrant’s tax returns and calculations of required income, capital gain, and excise distributions.”

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust